State of Delaware
Secretary of State
Division of Corporations
Delivered 06:09 PM 07/09/2021
FILED 06:09 PM 07/09/2021
SR 20212670561 - File Number 6072715

CERTIFICATE OF INCORPORATION
OF

HAWAIIAN BROS INC.

ARTICLE I

NAME

Section 1.1. Name. The name of the corporation is Hawaiian Bros Inc. (the "Corporation").

ARTICLE II

REGISTERED OFFICE AND AGENT

Section 2.1. Address. The address of its registered office in the State of Delaware is 1675 South State Street, Suite B, City of Dover, County of Kent, Delaware 19901. The name of its registered agent at such address is Capitol Services, Inc.

ARTICLE III

PURPOSE AND POWERS

Section 3.1. Purpose. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (the "DGCL").

ARTICLE IV

CAPITAL STOCK

Section 4.1. Capitalization. The total number of shares of stock that the Corporation shall have authority to issue is two million (2,000,000) shares, consisting of one million nine hundred thousand (1,900,000) shares of common stock, par value $0.001 per share (the "Common Stock"), and one hundred thousand (100,000) shares of preferred stock, par value $0.001 per share (the "Preferred Stock").

Section 4.2. Common Stock. The Common Stock shall have the rights, powers, qualifications and limitations as set forth in this Section 4.2.

(a) Voting Rights. Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, that except as otherwise required by the DGCL, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.

(b) Dividends and Distributions. Subject to the rights of the holders of Preferred Stock, holders of Common Stock shall be entitled to receive such dividends and other distributions in cash, securities or other property of the Corporation as may be declared thereon by the Board of Directors (the "Board") from time to time out of the assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in all such dividends and other distributions.

(c) Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and subject to the rights of the holders of shares of any series of Preferred Stock upon such liquidation, dissolution or winding up, if any, the holders of all outstanding shares of Common Stock shall be entitled to receive the remaining assets of the Corporation available therefor and shall share equally on a per share basis in all such distributions. A merger or consolidation of the Corporation with or into any other corporation or entity, or a sale, lease, exchange, conveyance or other disposition of all or any part of the assets of the Corporation

shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Corporation within the meaning of this Section 4.2(c).

(d) Conversion Rights. The Common Stock shall not be convertible into, or exchangeable for, shares of any other class or classes of the Corporation's capital stock.

Section 4.3. Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series. The Board is authorized to provide by resolution or resolutions from time to time for the issuance, out of the authorized but unissued shares of Preferred Stock, of all or any of the shares of Preferred Stock in one or more series, and to establish the number of shares to be included in each such series, and to fix the voting powers (full, limited or no voting powers), designations, powers, preferences, and relative, participating, optional or other rights, if any, and any qualifications, limitations or restrictions thereof, of such series, including, without limitation, that any such series may be (i) subject to redemption at such time or times and at such price or prices, (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of capital stock, (iii) entitled to such rights upon the liquidation, dissolution or winding up of, or upon any distribution of the assets of, the Corporation or (iv) convertible into, or exchangeable for, shares of any other class or classes of capital stock, or of any other series of the same class of capital stock, of the Corporation at such price or prices or at such rates and with such adjustments; all as may be stated in such resolution or resolutions, which resolution or resolutions shall be set forth on a certificate of designations filed with the Secretary of State of the State of Delaware in accordance with the DGCL. Except as otherwise provided in this Certificate of Incorporation, no vote of the holders of Preferred Stock or Common Stock shall be a prerequisite to the designation or issuance of any shares of any series of Preferred Stock authorized by and complying with the conditions of this Certificate of Incorporation. Notwithstanding the provisions of Section 242(b)(2) of the DGCL, the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote, without the separate vote of the holders of the Preferred Stock as a class. Subject to Section 4.1 of this Article IV, the Board is also expressly authorized to increase or decrease the number of shares of any series of Preferred Stock subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. Unless otherwise expressly provided in the certificate of designations in respect of any series of Preferred Stock, in case the number of shares of such series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V

AMENDMENTS

Section 5.1. Bylaws. The Board shall have the power to adopt, alter, amend, change or repeal the Bylaws of the Corporation (the "Bylaws") solely by resolution adopted by the affirmative vote of a majority of the directors then in office. The stockholders may adopt, amend or repeal the Bylaws only with the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of the Corporation then entitled to vote generally in the election of directors (the "Voting Stock"), voting together as a single class.

Section 5.2. Certificate of Incorporation. The Corporation reserves the right at any time from time to time to alter, amend, change or repeal any provision contained in this Certificate of Incorporation, and to adopt any other provision authorized by the DGCL, in the manner now or hereafter prescribed herein and by the DGCL, and all rights conferred upon stockholders herein are granted subject to this reservation. Notwithstanding anything to the contrary contained in this Certificate of Incorporation or the Bylaws, and notwithstanding that a lesser percentage or vote may be permitted from time to time by applicable law, no provision of this Article V, Article VI, Article VII, Article VIII, Article IX, Article X or Article XI may be altered, amended, changed or repealed in any respect, nor may any provision of this Certificate of Incorporation or of the Bylaws inconsistent therewith be adopted, unless in addition to any other vote required by this Certificate of Incorporation or otherwise required by law, (i) prior to the Trigger Date, such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of a majority of the Voting Stock, voting together as a single class and (ii) from and after the Trigger Date, such alteration, amendment, repeal or adoption is approved at a meeting of the stockholders called for that purpose by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the Voting Stock, voting together as a single class.

ARTICLE VI

BOARD OF DIRECTORS

Section 6.1. <u>Board of Directors</u>. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which shall consist of not less than one (1) director, with the exact number of directors to be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the directors then in office; <u>provided</u>, that, prior to the Trigger Date, the exact number of directors will be determined from time to time solely by the affirmative vote of the holders of a majority of the Voting Stock, voting together as a single class.

Section 6.2. <u>Composition</u>. The directors of the Corporation shall be divided into three (3) classes (each, a "<u>Class</u>") as nearly equal in size as practicable, designated Class I, Class II and Class III. Each director shall serve for a term ending on the date of the third annual meeting of stockholders next following the annual meeting at which such director was elected; <u>provided</u>, that directors initially designated as Class I directors shall serve for a term ending on the date of the annual meeting held in 2022, directors initially designated as Class II directors shall serve for a term ending on the annual meeting held in 2023, and directors initially designated as Class III directors shall serve for a term ending on the date of the annual meeting held in 2024. Notwithstanding the foregoing, each director shall hold office until such director's successor shall have been duly elected and qualified or until such director's earlier death, resignation or removal. In the event of any change in the number of directors, the Board shall apportion any newly created directorships among, or reduce the number of directorships in, such class or classes as the Board may determine in its discretion. In no event will a decrease in the number of directors shorten the term of any incumbent director. A majority of the directors then in office shall constitute a quorum for the transaction of business at any meeting of the Board; <u>provided</u>, that, prior to the Trigger Date, a majority of the Class I and Class II directors then in office shall constitute a quorum for the transaction of business at any meeting of the Board. Except as otherwise expressly required by law or by this Certificate of Incorporation, the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board; <u>provided</u>, that, prior to the Trigger Date, the act of a majority of the directors then in office shall be the act of the Board. Election of directors need not be by written ballot unless the Bylaws so provide.

Section 6.3. <u>Initial Directors</u>. The names and mailing addresses of the persons who are to serve initially as directors of each Class are:

	Name	**Mailing Address**
Class I	Cameron McNie	c/o Hawaiian Bros Inc.
	Paul Worcester	720 Main Street
		Kansas City, MO 64105
Class II	Tyler McNie	c/o Hawaiian Bros Inc.
	Joel Worcester	720 Main Street
		Kansas City, MO 64105
Class III	Scott Ford	c/o Hawaiian Bros Inc.
		720 Main Street
		Kansas City, MO 64105

Section 6.4. <u>Cumulative Voting</u>. There shall be no cumulative voting in the election of directors.

Section 6.5. <u>Board Vacancies</u>. Vacancies on the Board resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall, except as otherwise provided by law, be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director; <u>provided</u>, that, prior to the Trigger Date, such vacancies, except as otherwise provided by law, will be filled solely as determined by the affirmative vote of the holders of a majority of the Voting Stock, voting together as a single class. Each director elected pursuant to the immediately preceding sentence shall hold office for a term that shall coincide with the term of the Class to which such director shall have been elected.

Section 6.6. <u>Removal</u>. (i) Prior to the Trigger Date, any director may be removed from office at any time with or without cause by the affirmative vote of the holders of at least a majority of the Voting Stock, voting together as a single class and (ii) after the Trigger Date, any director may be removed from office at any time with or without cause, at a meeting called for that purpose, by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the Voting Stock, voting together as a single class.

Section 6.7. <u>Class</u>. Notwithstanding anything else contained herein, whenever the holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of the resolution or resolutions adopted by the Board pursuant to Article IV applicable thereto, and such directors so elected shall not be subject to the provisions of this Article VI unless otherwise provided therein.

ARTICLE VII

MEETINGS OF STOCKHOLDERS

Section 7.1. <u>Annual Meetings</u>. An annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting shall be held at such place, on such date, and at such time as the Board shall determine (or the Chairman in the absence of a designation by the Board). Advance notice of stockholder nominations for the election of directors of the Corporation and of business to be brought by stockholders before any meeting of stockholders of the Corporation will be given in the manner provided in the Bylaws.

Section 7.2. <u>Special Meetings</u>. Special meetings of the stockholders may be called only by (i) the Board acting pursuant to a resolution adopted by a majority of the directors then in office, or by the President or Chief Executive Officer of the Corporation and may not be called by any other person or (ii) prior to the Trigger Date, by the Secretary of the Corporation at the request of the holders of fifty percent (50%) or more of the outstanding shares of Common Stock. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting. Notwithstanding the foregoing, whenever holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of the resolution or resolutions adopted by the Board pursuant to Article IV hereto, special meetings of holders of such Preferred Stock.

Section 7.3. <u>Action by Written Consent</u>. Any action required or permitted to be taken by stockholders at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than a majority of the shares entitled to vote, or, if greater, not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted; <u>provided</u>, that from and after the Trigger Date, any action required or permitted to be taken by the stockholders of the Corporation may be effected only at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

ARTICLE VIII

INDEMNIFICATION

Section 8.1. <u>Limitation of Liability</u>. To the fullest extent permitted by the DGCL, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the DGCL is hereafter amended to authorize the further elimination or limitation of the liabilities of a director, then the liability of a director of the Corporation will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 8.2. <u>Indemnification</u>. The Corporation shall have the power to indemnify, advance expenses and hold harmless to the fullest extent permitted by the DGCL any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, employee or agent of the Corporation, any predecessor of the Corporation or any subsidiary or affiliate of the Corporation, or serves or served at any other enterprise as a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation. The Corporation shall indemnify any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation, any predecessor to the Corporation or any subsidiary or any affiliate of the Corporation as and to the extent (and on the terms and subject to the conditions) set forth in the Bylaws or in any contract of indemnification entered into by the Corporation and any such person.

Section 8.3. <u>Insurance</u>. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the DGCL.

Section 8.4. <u>Non-Exclusivity</u>. The rights and authority conferred in this Article VIII shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

Section 8.5. <u>Vested Rights</u>. Neither the amendment nor repeal of this Article VIII, nor the adoption of any provision of this Certificate of Incorporation or the Bylaws, nor, to the fullest extent permitted by the DGCL, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

ARTICLE IX

BUSINESS COMBINATIONS

Section 9.1. <u>Election</u>. The Corporation shall not be governed by Section 203 of the DGCL.

Section 9.2. <u>Business Combinations</u>. Notwithstanding the foregoing, the Corporation shall not engage in any business combination (as defined below), at any point in time at which the Corporation's Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any interested stockholder (as defined below) for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

(a) prior to such time, the Board approved the business combination, or

(b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the Voting Stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the Voting Stock outstanding (but not the outstanding Voting Stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(c) at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding Voting Stock which is not owned by the interested stockholder.

ARTICLE X

FORUM SELECTION

Section 10.1. <u>Choice of Forum</u>. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation or any director, officer or other employee of the Corporation arising pursuant to any provision of the DGCL or this Certificate of Incorporation or Bylaws (as either may be amended from time to time) or (iv) any action asserting a claim against the Corporation or any director, officer or other employee of the Corporation governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or if no Court of Chancery located within the State of Delaware has jurisdiction, the Federal District Court for the District of Delaware). Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article X.

ARTICLE XI

DEFINITIONS

Section 11.1. <u>Definitions</u>. Except as otherwise set forth herein, for purposes of this Certificate of Incorporation the following terms shall have the meanings indicated:

(a) "<u>affiliate</u>" shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(b) "<u>associate</u>," when used to indicate a relationship with any person, shall mean:

(i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of twenty percent (20%) or more of any class of voting stock;

(ii) any trust or other estate in which such person has at least a twenty percent (20%) beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and

(iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(c) "<u>beneficial ownership</u>" shall be determined in accordance with Rule 13d-3 promulgated under the Exchange Act.

(d) "<u>business combination</u>," when used in reference to the Corporation and any interested stockholder of the Corporation, shall mean:

(i) any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation with (A) the interested stockholder, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation <u>Section 9.2</u> is not applicable to the surviving entity;

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to ten percent (10%) or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

(iii) any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (A) pursuant to the exercise, exchange or conversion of any security exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security was outstanding prior to the time that the interested stockholder became such; (B) pursuant to a merger under Section 251(g) of the DGCL; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into, stock of the Corporation or any such subsidiary which security is distributed pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (D) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (E) any issuance or transfer of stock by the Corporation; <u>provided</u>, that in no case under items (C)-(E) of this subparagraph shall there be an increase in the interested stockholder's proportionate share of the stock of any class or series of the Corporation or of the Voting Stock of the Corporation;

(iv) any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or of securities exercisable for, exchangeable

for or convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(v) any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in Section 11.1(d)(i)-(iv) of this Article XI) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(e) "control," including the terms "controlling," "controlled by" and "under common control with," shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract or otherwise. A person who is the owner of twenty percent (20%) or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this section, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(f) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(g) "interested stockholder" shall mean any person (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of fifteen percent (15%) or more of the outstanding Voting Stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of fifteen percent (15%) or more of the outstanding Voting Stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person; provided, that the term "interested stockholder" shall not include any person whose ownership of shares in excess of the fifteen percent (15%) limitation set forth herein is the result of any action taken solely by the Corporation; provided, that such person specified in the preceding clause shall be an interested stockholder if thereafter such person acquires additional shares of Voting Stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the Voting Stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of "owner" below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(h) "owner," including the terms "own" and "owned," when used with respect to any stock, shall mean a person that individually or with or through any of its affiliates or associates:

(i) beneficially owns such stock;

(ii) has (a) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person's affiliates or associates until such tendered stock is accepted for purchase or exchange; or (b) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, that a person shall not be deemed the owner of any stock because of such person's right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or

(iii) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (b) of subsection (ii) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(i) "person" shall mean an individual, any general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

(j) "stock" shall mean, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(k) "Stockholders Agreement" shall mean that certain Stockholders Agreement made as of July 11, 2021 by and among Hawaiian Bros., LLC, Cameron McNie, Tyler McNie, Doxazo Theo LLC, Worcester LLC and the other holders party thereto.

(l) "Trigger Date" shall mean the first date on which the parties to the Stockholders Agreement and the Affiliated and Associated Parties as defined therein cease collectively to beneficially own (directly or indirectly) more than fifty percent (50%) of the outstanding shares of Voting Stock.

Incorporator:

Scott Ford

_____

Scott Ford

Mailing Address: 720 Main St., Kansas City, MO 64105

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:19 AM 07/12/2021
FILED 10:19 AM 07/12/2021
SR 20212676410 - File Number 6072715

STATE OF DELAWARE

CERTIFICATE OF CORRECTION

Hawaiian Bros Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1. The name of the corporation is Hawaiian Bros Inc.

2. That a Certificate of Incorporation was filed by the Secretary of State of Delaware on July 9, 2021 to be effective 11:59 PM on July 11, 2021, and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of said Certificate is that Section 4.1 of Article IV, pertaining to the capitalization of the corporation, erroneously listed the total authorized shares of the corporation as two million shares.

4. The relevant Article of the Certificate is corrected to read as follows:

Article IV

Section 4.1. <u>Capitalization</u>. The total number of shares of stock that the Corporation shall have authority to issue is fifty million (50,000,000) shares, consisting of forty-nine million (49,000,000) shares of common stock, par value $0.001 per share (the "<u>Common Stock</u>"), and one million (1,000,000) shares of preferred stock, par value $0.001 per share (the "<u>Preferred Stock</u>").

The remainder of Article IV, consisting of Sections 4.2 and 4.3, is unaffected by this Certificate of Correction.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction

this <u>11th</u> day of July, 2021.

By:
_____
Authorized Officer

Name: <u>Scott Ford</u>

Title: <u>Incorporator/President</u>